SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 28, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



             Form 20-F      X               Form 40-F
                         ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No          X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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              CNOOC Limited Expands Overseas Exploration to Kenya

(Hong Kong, April 28, 2006) - CNOOC Limited ("the Company", NYSE: CEO, SEHK:
883,) announced today that its subsidiary, CNOOC Africa Limited has signed production sharing contracts (PSCs) for six blocks in Kenya.

These six PSCs cover blocks named Block 1, Block 9, Block10A, L2, L3, and L4 in Kenya. The blocks are located in three basins of LAMUi(cent)ANZAi(cent)MANDERA, with a total area of 115,343 square kilometers.

Signing of these six PSCs indicates CNOOC Limited has successfully extended its overseas exploration activities to East Africa. This vast area has attractive untapped exploration potential, although it is not yet a mature oil and gas producing area. The exploration period of the PSCs will be divided into three phases. During the period, the Company will take on some amount of work commitment.

Mr.Zhu Mingcai, Vice President of the Company and General Manager of CNOOC International Limited said, "Increasing exploration areas are important for E&P companies. I believe that our presence in Kenya will be a significant step in the right direction."

Mr Fu Chengyu, Chairman and CEO of the Company commented, "I am pleased to see the signing of these agreements in a friendly country such as Kenya. It will likely facilitate our long-term growth potential."

                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CNOOC Limited


                                       By:  /s/ Victor Zhikai Gao
                                            -------------------------
                                            Name:   Victor Zhikai Gao
                                            Title:  Company Secretary



Dated: April 28, 2006